FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2012.

Total number of pages: 26

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2011 (Unaudited)
FROM APRIL 1, 2011 TO DECEMBER 31, 2011
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

NEWS RELEASE

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2011 (Unaudited)

FROM APRIL 1, 2011 TO DECEMBER 31, 2011

CONSOLIDATED

Released on January 24, 2012

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: January 24, 2012

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Nine Months Ended December 31,

2011 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2011	2010
Net sales	¥519,680	¥514,974
Ratio of change from the same period of previous fiscal year	0.9%	22.4%
Operating income	52,691	73,566
Ratio of change from the same period of previous fiscal year	(28.4%)	41.7%
Income from continuing operations before income taxes	47,054	61,320
Ratio of change from the same period of previous fiscal year	(23.3%)	28.1%
Net income attributable to Nidec Corporation	31,654	40,473
Ratio of change from the same period of previous fiscal year	(21.8%)	34.4%
Net income attributable to Nidec Corporation per share -basic	¥229.86	¥290.46
Net income attributable to Nidec Corporation per share -diluted	¥214.87	¥283.25

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	December 31, 2011	March 31, 2011
Total assets	¥749,639	¥748,205
Total equity	396,866	410,506
Nidec Corporation shareholders’ equity	342,696	355,250
Nidec Corporation shareholders’ equity to total assets	45.7%	47.5%
Nidec Corporation shareholders’ equity per share	¥2,504.45	¥2,565.32

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2012 (target)*	Year ended March 31, 2011 (actual)
Interim dividend per share	¥45.00	¥40.00
Year-end dividend per share	45.00*	45.00
Annual dividend per share	¥90.00*	¥85.00

Note: Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2012)

Yen in millions (except for per share amounts)
Net sales	¥700,000
Operating income	70,000
Income from continuing operations before income taxes	62,000
Net income attributable to Nidec Corporation	40,000
Net income attributable to Nidec Corporation per share-basic	¥290.93

Note: Revision of previously announced financial performance forecast during this reporting period: Yes

4. Others

Please refer to "2.Others" on page 13 for detailed information.

(1) Changes in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2011

145,075,080 shares at March 31, 2011

2. Number of treasury stock at the end of each period:

8,240,452 shares at December 31, 2011

6,593,647 shares at March 31, 2011

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

137,708,853 shares for the nine months ended December 31, 2011

139,339,782 shares for the nine months ended December 31, 2010

INDEX

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

(2) Financial Position

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(3) Changes in accounting method in this period

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

(2) Condensed Consolidated Statements of Income

(3) Consolidated Statements of Cash Flows

4. Supplementary Information (Nine months ended December 31, 2011)

(1) Information by Product Category (unaudited)

(2) Sales by Geographic Segment (unaudited)

(3) Sales by Region (unaudited)

5. Other information (unaudited)

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Nine Months Ended December 31, 2011

In the nine months ended December 31, 2011, the global economy weakened due to the financial crisis in Europe and its ramifications that had further deteriorating effects, and supply chains for various industries were disrupted again by the flooding in Thailand as they were returning to normal after being disrupted by the earthquake in northern Japan. As a result, production levels in many industries were adversely affected, further slowing the global economy, including the economies of developing countries.

We were adversely impacted by the supply chain disruptions caused by the earthquake in Japan, the appreciation of the Japanese yen and other Asian currencies, rising prices of rare earth and other raw materials, and the supply chain disruptions caused by the flooding in Thailand. We focused our group-wide resources on efforts to recover from the adverse impact based on our experience in improving our profit structure amid the post-Lehman shock recession, considering the recession an opportunity for improvement. As a result of the foregoing,

(1) We were severely affected by the flooding in Thailand as it caused our manufacturing facilities in Thailand, which represent more than 60% of our production capacity with respect to small precision motors for hard disk drives ("HDDs"), our core product line, to temporarily suspend operations. We promptly launched our recovery efforts in Thailand while augmenting the production capacity of, and transferring a portion of the manufacturing operations in Thailand to, our manufacturing facilities in the Philippines and China based on a new risk diversification policy. As a result, the total number of units of small precision motors for HDDs manufactured in the three months ended December 31, 2011 was approximately 70% of that in the three months ended September 30, 2011, and the total number of units of such motors sold in the three months ended December 31, 2011 was approximately 80% of that in the three months ended September 30, 2011. (The total number of units of small precision motors for HDDs manufactured in the month of December 2011 was approximately 90% of our record high for the month of December.)

(2) In this difficult business environment, our operating income and net income attributable to Nidec Corporation decreased approximately 35% and 12%, respectively, for the three months ended December 31, 2011 compared to the three months ended September 30, 2011, and our diluted earning per share decreased approximately 11% to ¥62.30 between the same periods. Our operating income and net income attributable to Nidec Corporation decreased approximately 28% and 22%, respectively, for the nine months ended December 31, 2011 compared to the nine months ended September 2010, and our diluted earning per share decreased approximately 24% to ¥214.87 between the same periods.

(3) We have made downward adjustments to our previously announced forecast for the fiscal year ending March 31, 2012, considering the adverse effects of the flooding in Thailand and other factors, while keeping our previously announced forecast of full-year dividends of ¥90 per share. As a result, our target ratio of dividend to diluted earning per share for the fiscal year ending March 31, 2012, has been revised to 30.9%.

2. Consolidated Operating Results

Consolidated Operating Results for the Nine Months Ended December 31, 2011 ("this nine-month period") Compared to the Nine Months Ended December 31, 2010 ("the previous nine-month period")

Consolidated net sales increased ¥4,706 million, or 0.9%, to ¥519,680 million for this nine-month period compared to the previous nine-month period. Operating income decreased ¥20,875 million, or 28.4%, to ¥52,691 million for this nine- month period compared to the previous nine-month period. Our operating income ratio for this nine-month period exceeded 10% at 10.1%. The average exchange rate between the U.S. dollar and the Japanese yen for this nine-month period was ¥79.01 to the dollar, which reflects the appreciation of the Japanese yen against the U.S. dollar of approximately ¥7.84, or 9%, compared to the previous nine-month period. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our net sales and operating income of approximately ¥28,500 million and ¥6,800 million, respectively, for this nine-month period compared to the previous nine-month period.

Income from continuing operations before income taxes decreased ¥14,266 million, or 23.3%, to ¥47,054 million for this nine-month period compared to the previous nine-month period. An approximately ¥7,200 million decrease in foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) to approximately ¥4,200 million for this nine-month period from approximately ¥11,500 million for the previous nine-month period had a positive effect on our income from continuing operations before income taxes for this nine-month period.

Net income attributable to Nidec Corporation decreased ¥8,819 million, or 21.8%, to ¥31,654 million for this nine-month period compared to the previous nine-month period.

Operating Results by Product Category for This Nine-Month Period compared to the Previous Nine-Month Period

Small precision motors-

Net sales of small precision motors decreased approximately ¥18,100 million, or 7%, to ¥231,523 million for this nine-month period compared to the previous nine-month period. This was mainly due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the negative impact of the flooding in Thailand, more than offsetting the positive effect of the sales of approximately ¥8,600 million at Nidec Seimitsu Corporation, which was newly consolidated on July 1, 2011. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥20,700 million for this nine-month period compared to the previous nine-month period.

The number of units sold and sales of small precision motors for hard disk drives ("HDDs") decreased approximately 5% and 14% for this nine-month period compared to the previous nine-month period, respectively. This decrease was mainly due to the negative impact of the flooding in Thailand on our manufacturing facilities and supply chains for small precision motors for HDDs. Average unit prices of spindle motors decreased approximately 1% on a U.S. dollar basis and 10% on a Japanese yen basis for this nine-month period compared to the previous nine-month period, reflecting the 9% appreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 2.5-inch HDDs increased approximately 1% for this nine-month period compared to the previous nine-month period, although the number of units sold of spindle motors for 3.5-inch HDDs decreased approximately 11% for this nine-month period compared to the previous nine-month period. Sales of spindle motors for 2.5-inch and 3.5-inch HDDs decreased approximately 11% and 17%, respectively, for this nine-month period compared to the previous nine-month period, reflecting the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of other small precision brushless DC motors decreased approximately 1% for this nine-month period compared to the previous nine-month period. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 11% for this nine-month period compared to the previous nine-month period. The 11% decrease in net sales of other small precision brushless DC motors was mainly due to the 9% appreciation of the Japanese yen against the U.S. dollar and a 4% decrease in average unit price on a U.S. dollar basis resulting from a change in the product mix of our small precision DC motors for optical disk drives, although the number of units sold of other small precision brushless DC motors increased approximately 1% for this nine-month period compared to the previous nine-month period.

Net sales of brushless DC fans decreased approximately 10% for this nine-month period compared to the previous nine-month period. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 8% for this nine-month period compared to the previous nine-month period, while the number of units sold decreased approximately 2% for the same period. The main reason for the 8% decrease in sales were the 9% appreciation of the Japanese yen against the U.S. dollar.

Operating income of small precision motors decreased approximately ¥12,100 million, or 25%, to ¥36,344 million for this nine-month period compared to the previous nine-month period. This was mainly due to the appreciation of the Japanese yen against the U.S. dollar and the adverse effects of the flooding in Thailand. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on operating income of small precision motors of approximately ¥6,500 million for this nine-month period.

General motors-

Net sales of general motors increased approximately ¥42,900 million, or 47%, to ¥134,103 million for this nine-month period compared to the previous nine-month period. Sales of general motors for home appliances and industrial use for this nine-month period increased approximately ¥34,400 million, or 57%, compared to the previous nine-month period, mainly reflecting an increase in sales relating to Nidec Motor Corporation, which we acquired in the second quarter of the prior year, of approximately ¥34,600 million for this nine-month period compared to the previous nine-month period. Sales relating to Nidec Techno Motor Corporation decreased for this nine-month period compared to the previous nine-month period due mainly to inventory adjustments-related effects in the European and Asian markets and the negative effects of the flooding in Thailand. Sales of general motors for automobiles increased approximately ¥8,500 million, or 28%, for this nine-month period compared to the previous nine-month period. Within the “general motors for automobiles” product category, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased approximately 75% for this nine-month period compared to the previous nine-month period.

Operating income of general motors increased approximately ¥2,500 million, or 131%, to ¥4,414 million for this nine-month period compared to the previous nine-month period. Operating income of general motors for home appliances and industrial use increased for this nine-month period compared to the previous nine-month period mainly due to the contribution of Nidec Motor, more than offsetting the negative effect of Nidec Techno Motor's sales decrease. Operating income of general motors for automobiles increased for this nine-month period compared to the previous nine-month period, despite Nidec Corporation's increased investment cost relating to general motors for automobiles, including motors for electric power steering for automobiles, as we expect the market for this product category to grow and aim to strengthen our position in the market.

Machinery-

Net sales of machinery decreased approximately ¥7,900 million, or 14%, to ¥50,139 million for this nine-month period compared to the previous nine-month period. The decrease in net sales was mainly due to a decrease in sales of such products as LCD panel handling robots at Nidec Sankyo of approximately ¥4,400 million, or 17%, a decrease in sales of such products as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥2,500 million, or 26%, a decrease in sales at Nidec-Kyori of approximately ¥900 million, or 15%, and a decrease in sales at Nidec Tosok of approximately ¥600 million, or 19%, for this nine-month period compared to the previous nine-month period. The decrease in net sales was partially offset by an increase in sales of such products as peripheral equipment for chip mounters at Nidec Copal of approximately ¥600 million, or 16%, for this nine-month period compared to the previous nine-month period.

Operating income of machinery decreased approximately ¥3,300 million, or 35%, to ¥6,239 million for this nine-month period compared to the previous nine-month period.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥14,600 million, or 16%, to ¥75,548 million for this nine-month period compared to the previous nine-month period. The decrease was mainly due to a decrease in sales of such products as shutters and unit components at Nidec Copal of approximately ¥9,100 million, or 21%, primarily as a result of the disruptions to our manufacturing facilities and supply chain caused by the flooding in Thailand, a decrease in sales of such products as control device units for home appliances at Nidec Sankyo of approximately ¥5,100 million, or 20%, mainly because of the disruptions to the supply chains caused by the flooding in Thailand, and a decrease in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥400 million, or 2%, for this nine-month period compared to the previous nine-month period.

Operating income of electronic and optical components decreased approximately ¥7,100 million, or 52%, to ¥6,632 million for this nine-month period compared to the previous nine-month period. This decrease was primarily due to the decrease in sales, the appreciation of the Japanese yen against the U.S. dollar, and higher raw material prices.

Other products-

Net sales of other products increased approximately ¥2,300 million, or 9%, to ¥28,367 million for this nine-month period compared to the previous nine-month period. This was primarily due to an increase in sales of automotive parts at Nidec Tosok of approximately ¥2,800 million, or 15%, for this nine-month period compared to the previous nine-month period, resulting from increasing demand for such parts in China and Europe with orders for such parts from customers who were affected by the supply chain disruptions caused by the earthquake in northern Japan in March 2011 also improving. The increase in net sales of other products were partially offset by a decrease in sales of pivot assemblies for HDDs of approximately ¥1,100 million, or 66%, for this nine-month period compared to the previous nine-month period.

Operating income of other products decreased approximately ¥700 million, or 19%, to ¥3,100 million for this nine-month period compared to the previous nine-month period. This was mainly due to excess fixed costs resulting from a temporary decrease in demand due to disruptions in supply chains caused by the earthquake, which adversely affected Nidec Tosok's customers for the three months ended June 30, 2011, and the decrease in sales of pivot assemblies for HDDs.

Consolidated Operating Results for the Three Months Ended December 31, 2011 ("this 3Q") Compared to the Three Months Ended September 30, 2011 ("this 2Q")

Consolidated net sales decreased ¥24,643 million, or 13.5%, to ¥157,982 million for this 3Q compared to this 2Q. Our operating income decreased ¥7,175 million, or 35.3%, to ¥13,147 million for this 3Q compared to this 2Q Operating income ratio was 8.3% for this 3Q. This decrease was mainly due to the negative effects of the flooding in Thailand on our "small precision motors," "general motors" and "electronic and optical components" product categories. However, we estimated as of December 31, 2011, that insurance payments to be received under the property damage insurance policies we hold would exceed the loss relating to the fixed assets and inventories, and the amount of the insurance payments estimated as of December 31, 2011, exceeding the loss was recorded as part of operating income presented in our consolidated income statements for the three months ended December 31, 2011. The average exchange rate between the Japanese yen and the U.S. dollar for this 3Q was ¥77.41 to the dollar, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥0.48 compared to this 2Q. The average exchange rate between the Japanese yen and the Euro for this 3Q was ¥104.33 to the Euro, an appreciation of the Japanese yen against the Euro of approximately ¥5.86, or 5%, compared to this 2Q. The appreciation of the Japanese yen against the U.S. dollars and Euro had a negative impact on our net sales and operating income of approximately ¥1,600 million and ¥400 million, respectively, for this 3Q compared to this 2Q.

Income from continuing operations before income taxes decreased ¥1,821 million, or 11.6%, to ¥13,831 million for this 3Q compared to this 2Q. We recorded foreign exchange gains of approximately ¥900 million for this 3Q, compared to a foreign exchange loss of approximately ¥4,000 million for this 2Q. Net income attributable to Nidec Corporation also decreased ¥1,194 million, or 11.6%, to ¥9,125 million for this 3Q compared to this 2Q.

Operating Results by Product Category for this 3Q compared to this 2Q

Small precision motors-

Net sales of small precision motors decreased approximately ¥11,000 million, or 13%, to ¥72,276 million for this 3Q compared to this 2Q.

The number of units sold and sales of spindle motors for hard disk drives ("HDDs") decreased approximately 20% and 18%, respectively, for this 3Q compared to this 2Q. This decrease was mainly due to the disruptions to our manufacturing facilities and supply chains caused by the flooding in Thailand. Average unit prices of spindle motors increased approximately 2% on a Japanese yen basis, and 3% on a U.S. dollar basis, respectively, for this 3Q compared to this 2Q, reflecting the appreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs decreased approximately 24% and 15%, respectively, for this 3Q compared to this 2Q.

Net sales of other small precision brushless DC motors decreased approximately 10% for this 3Q compared to this 2Q, primarily due to the supply chain disruptions caused by the flooding in Thailand on sales of other small precision brushless DC motors for optical drives at Nidec Corporation and its direct-line subsidiaries and sales of stepping motors at Nidec Sankyo. With regard to Nidec Corporation and its direct-line subsidiaries, the number of units sold and sales of other small precision brushless DC motors decreased approximately 20% and 12% for this 3Q compared to this 2Q, respectively. Average unit prices increased approximately 11% on a U.S. dollar basis for this 3Q compared to this 2Q.

Net sales of brushless DC fans decreased approximately 11% for this 3Q compared to this 2Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 9% for this 3Q compared to this 2Q, mainly due to an approximately 15% decrease in the number of units sold, which was partially offset by an approximately 8% increase in average unit price on a U.S. dollar basis.

Net sales of Nidec Seimitsu, which was newly consolidated on July 1, 2011, increased approximately ¥900 million, or 22%, to approximately ¥4,700 million for this 3Q compared to this 2Q.

Operating income of small precision motors decreased approximately ¥3,100 million, or 23%, to ¥10,622 million for this 3Q compared to this 2Q, due mainly to the decrease in sales.

General motors-

Net sales of general motors decreased approximately ¥3,000 million, or 7%, to ¥41,203 million for this 3Q compared to this 2Q. Sales of general motors for home appliances and industrial use decreased approximately ¥4,600 million, or 14%, for this 3Q compared to this 2Q, mainly due to a 19% decrease in sales of general motors for home appliances and industrial use at Nidec Techno Motor for inventory adjustments-related effects in the European and Asian markets as well as the negative effects of the flooding in Thailand, and a 12% decrease in sales at Nidec Motors for inventory adjustments-related effects in the U.S. markets. Sales of general motors for automobiles increased approximately ¥1,600 million, or 13%, for this 3Q compared to this 2Q. Within the "general motors for automobiles" product category, sales of products such as general motors for electric power steering at Nidec Corporation and its direct-line subsidiaries increased approximately 34% for this 3Q compared to this 2Q.

Operating income of general motors decreased approximately ¥700 million, or 49%, to ¥745 million for this 3Q compared to this 2Q, mainly due to the decreased sales of general motors for home appliances and industrial use, partially offset by an increase in operating income due to the increased sales of general motors for automobiles. We expect the market for this product category to grow and aim to strengthen our position in the market.

Machinery-

Net sales of machinery decreased approximately ¥4,000 million, or 23%, to ¥13,523 million for this 3Q compared to this 2Q. The decrease in net sales was mainly due to a decrease in sales of such products as LCD panel handling robots at Nidec Sankyo of approximately ¥2,400 million, or 32%, and a decrease in sales of such product as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥1,300 million, or 49%, for this 3Q compared to this 2Q.

Operating income of machinery decreased approximately ¥1,100 million, or 49%, to ¥1,134 million for this 3Q compared to this 2Q, primarily due to the decreased sales.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥7,100 million, or 26%, to ¥20,591 million for this 3Q compared to this 2Q. This was mainly due to a decrease in sales of such products as shutters and precision parts at Nidec Copal of approximately ¥7,100 million, or 50%, primarily as a result of the disruptions to our manufacturing facilities and supply chains caused by the flooding in Thailand, and a decrease in sales of such products as control device units for home appliances at Nidec Sankyo of approximately ¥500 million, or 7%, mainly because of the disruptions to the supply chains caused by the flooding in Thailand, partially offset by an increase in sales of electronic components, including scanners, at Nidec Copal Electronics of approximately ¥500 million, or 7%, for this 3Q compared to this 2Q.

Operating income of electronic and optical components decreased approximately ¥2,400 million, or 78%, to ¥671 million for this 3Q compared to this 2Q, mainly due to the decrease in sales.

Other products-

Net sales of other products increased approximately ¥500 million, or 5%, to ¥10,389 million for this 3Q compared to this 2Q. This was primarily due to an increase in sales at Nidec Tosok of approximately ¥700 million, 10%, for this 3Q compared to this 2Q, resulting from increasing demand in China for its new automobile component products such as control valves for continuously variable transmission ("CVT").

Operating income of other products increased approximately ¥100 million, or 4%, to ¥1,387 million for this 3Q compared to this 2Q. This was mainly due to the increase in sales at Nidec Tosok.

(2) Financial Position

	As of December 31, 2011	As of March 31, 2011	Inc/dec
Total assets (million)	¥749,639	¥748,205	¥1,434
Total liabilities (million)	352,773	337,699	15,074
Nidec Corporation shareholders’ equity (million)	342,696	355,250	(12,554)
Interest-bearing debt (million) *1	186,492	154,961	31,531
Net interest-bearing debt (million) *2	¥80,886	¥60,640	¥20,246
Debt ratio (%) *3	24.9	20.7	4.2
Debt to equity ratio ("D/E ratio") (times) *4	0.54	0.44	0.10
Net D/E ratio (times) *5	0.24	0.17	0.07
Nidec Corporation shareholders' equity to total assets (%)	45.7	47.5	(1.8)

Notes:

*1: The sum of "short-term borrowings,” ”current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including zero-coupon bonds.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders’ equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders’ equity”

Total assets increased approximately ¥1,400 million to ¥749,639 million as of December 31, 2011, compared to March 31, 2011. This increase was primarily due to an increase of approximately ¥18,400 million in other current assets due mainly to accrued insurance receivable for the physical damage to fixed-assets and inventories caused by the flooding in Thailand, and an approximately ¥11,300 million increase in cash and cash equivalents, offset in part by a decrease in property, plant and equipment of approximately ¥22,700 million primarily due to the flooding in Thailand.

Total liabilities increased approximately ¥15,100 million to ¥352,773 million as of December 31, 2011, compared to March 31, 2011. Our short-term borrowings increased approximately ¥32,500 million to approximately ¥84,500 million as of December 31, 2011, compared to March 31, 2011. Our debt ratio increased to 24.9% as of December 31, 2011 from 20.7% as of March 31, 2011. Our debt to equity ratio was 0.54 as of December 31, 2011, compared to 0.44 as of March 31, 2011. Our net debt to equity ratio was 0.24 as of December 31, 2011, compared to 0.17 as of March 31, 2011.

Nidec Corporation shareholders’ equity decreased approximately ¥12,600 million to ¥342,696 million as of December 31, 2011 compared to March 31, 2011, primarily due to an increase in accumulated other comprehensive loss of approximately ¥21,500 million, which reflected an increase in negative foreign currency translation adjustments of approximately ¥20,000 million resulting from the appreciation of the Japanese yen against the U.S. dollar. The decrease in Nidec Corporation shareholders’ equity was partially offset by an increase in retained earnings of approximately ¥19,300 million and repurchases of treasury stock (representing approximately 1% of our shares issued and outstanding) for approximately ¥10,200 million.

Nidec Corporation shareholders' equity to total assets decreased to 45.7% as of December 31, 2011 from 47.5% as of March 31, 2011.

In connection with our acquisition of Nidec Seimitsu in this 2Q, as of December 31, 2011, we recorded approximately ¥11,600 million in total assets, including approximately ¥3,300 million in trade accounts receivable, and approximately ¥4,100 million in total liabilities, including approximately ¥2,600 million in trade notes and accounts payable.

Overview of Cash Flow-

(in millions)	For the nine months ended December 31, 2011	For the nine months ended December 30, 2010	Inc/dec
Net cash provided by operating activities	¥42,149	¥56,126	(¥13,977)
Net cash used in investing activities	(24,300)	(94,195)	69,895
Free cash flow *1	17,849	(38,069)	55,918
Net cash provided by financing activities	13	14,350	(14,337)

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flow from operating activities for the nine months ended December 31, 2011 ("this nine-month period") was a net inflow of ¥42,149 million. Compared to the nine months ended December 31, 2010 ("the previous nine-month period"), our cash inflow from operating activities for this nine-month period decreased approximately ¥14,000 million. This decrease was mainly due to a decrease in consolidated net income of approximately ¥11,100 million and the negative effects of a decrease in trade notes and accounts payable of approximately ¥14,500 million, which were offset in part by a smaller decrease in inventories by approximately ¥12,900 million, compared to the previous nine-month period.

Cash flow from investing activities for this nine-month period was a net cash outflow of ¥24,300 million. Compared to the previous nine-month period, our net cash outflow decreased approximately ¥69,900 million mainly due to acquisitions of business, net of cash acquired, of approximately ¥52,000 million for the previous nine-month period and a decrease in additional purchases of property, plant and equipment of approximately ¥14,200 million for this nine-month period compared to the previous nine-month period.

As a result, we had a positive free cash flow of ¥17,849 million for this nine-month period, compared to a negative free cash flow of ¥38,069 million for the previous nine-month period.

Cash flow from financing activities decreased approximately ¥14,300 million to ¥13 million for this nine-month period compared to the previous nine-month period. We had an increase in short-term borrowings of approximately ¥84,300 million for this nine-month period compared to the previous nine-month period, mainly due to a new issuance of commercial paper for this nine-month period. However, we had no cash inflow from proceeds from issuance of corporate bonds for this nine-month period, compared to approximately ¥100,500 million for the previous nine-month period.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2011 was ¥105,606 million, an increase of ¥11,285 million from March 31, 2011.

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

The global economy weakened due to the financial crisis in Europe and its ramifications that had further deteriorating effects, and supply chains for various industries were disrupted by the flooding in Thailand, causing our subsidiaries in Thailand to temporarily suspend operations. As a result of the large-scale supply chain disruptions and other factors, we currently expect lower sales and income. In addition, in light of the continuing appreciation of the Japanese yen against other currencies, we have revised our assumed average exchange rates applicable to the three months ending March 31, 2012, from €1 = ¥105 to €1 = ¥95.

Considering the foregoing, we have revised downward our previously announced financial performance forecasts for the fiscal year ending March 31, 2012, as follows. We have kept our previously announced forecast of full-year dividends of ¥90 per share.

Forecasts of consolidated results for the fiscal year ending March 31, 2012

Net sales	¥700,000 million	(Up 1.7% from the previous fiscal year)
Operating income	¥70,000 million	(Down 22.7% from the previous fiscal year)
Income from continuing operations before income taxes	¥62,000 million	(Down 22.0% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥40,000 million	(Down 23.6% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are U.S.$1 = ¥75 and €1 = ¥95. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and the Euro-Japanese yen exchange rate.

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No. 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the floods in Thailand, such as lost sales and certain incidental costs necessary to establish temporary production facilities or reestablish normal operations, or insurance payments, (ii) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (vi) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor and Nidec Seimitsu, (vii) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (viii) the risks identified above.

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	December 31, 2011		March 31, 2011		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥105,606		¥94,321		¥11,285
Trade notes receivable	12,305		11,486		819
Trade accounts receivable	150,299		154,091		(3,792)
Inventories:
Finished goods	37,158		39,477		(2,319)
Raw materials	25,966		23,303		2,663
Work in progress	22,848		23,405		(557)
Project in progress	881		1,108		(227)
Supplies and other	3,722		3,084		638
Other current assets	41,210		22,822		18,388
Total current assets	399,995	53.4	373,097	49.9	26,898

Investments and advances:
Marketable securities and other securities investments	12,961		15,338		(2,377)
Investments in and advances to affiliated companies	584		588		(4)
Total investments and advances	13,545	1.8	15,926	2.1	(2,381)

Property, plant and equipment:
Land	41,444		41,763		(319)
Buildings	130,454		135,794		(5,340)
Machinery and equipment	273,116		291,664		(18,548)
Construction in progress	14,883		15,434		(551)
Sub-total	459,897	61.3	484,655	64.8	(24,758)
Less - Accumulated depreciation	(248,173)	(33.1)	(250,246)	(33.5)	2,073
Total property, plant and equipment	211,724	28.2	234,409	31.3	(22,685)
Goodwill	81,196	10.8	82,107	11.0	(911)
Other non-current assets	43,179	5.8	42,666	5.7	513
Total assets	¥749,639	100.0	¥748,205	100.0	¥1,434

Liabilities and Equity

	Yen in millions
	December 31, 2011		March 31, 2011		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥84,490		¥52,018		¥32,472
Current portion of long-term debt	757		1,124		(367)
Trade notes and accounts payable	99,031		112,759		(13,728)
Accrued expenses	19,186		22,039		(2,853)
Other current liabilities	19,637		18,895		742
Total current liabilities	223,101	29.8	206,835	27.6	16,266

Long-term liabilities:
Long-term debt	101,245		101,819		(574)
Accrued pension and severance costs	11,416		12,824		(1,408)
Other long-term liabilities	17,011		16,221		790
Total long-term liabilities	129,672	17.3	130,864	17.5	(1,192)

Total liabilities	352,773	47.1	337,699	45.1	15,074

Equity:
Common stock	66,551	8.9	66,551	8.9	-
Additional paid-in capital	66,803	8.9	66,960	8.9	(157)
Retained earnings	317,700	42.4	298,445	39.9	19,255
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(65,210)		(45,162)		(20,048)
Unrealized gains (losses) from securities, net of reclassification adjustments	(138)		1,066		(1,204)
Unrealized gains from derivative instruments qualifying for cash flow hedges	(625)		219		(844)
Pension liability adjustments	55		(544)		599
Total accumulated other comprehensive income (loss)	(65,918)	(8.8)	(44,421)	(5.9)	(21,497)

Treasury stock, at cost	(42,440)	(5.7)	(32,285)	(4.3)	(10,155)
Total Nidec Corporation shareholders’ equity	342,696	45.7	355,250	47.5	(12,554)
Noncontrolling interests	54,170	7.2	55,256	7.4	(1,086)
Total equity	396,866	52.9	410,506	54.9	(13,640)
Total liabilities and equity	¥749,639	100.0	¥748,205	100.0	¥1,434

(2) Condensed Consolidated Statements of Income

1. Results for the nine months ended December 31

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2011
	2011		2010
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥519,680	100.0	¥514,974	100.0	¥4,706	0.9	¥688,530	100.0
Cost of products sold	401,721	77.3	380,373	73.9	21,348	5.6	513,170	74.5
Selling, general and administrative expenses	42,752	8.3	40,786	7.9	1,966	4.8	56,845	8.3
Research and development expenses	22,516	4.3	20,249	3.9	2,267	11.2	27,988	4.1
Operating expenses	466,989	89.9	441,408	85.7	25,581	5.8	598,003	86.9
Operating income	52,691	10.1	73,566	14.3	(20,875)	(28.4)	90,527	13.1

Other income (expenses):
Interest and dividend income	1,064		741		323		1,063
Interest expenses	(185)		(321)		136		(365)
Foreign exchange gain (loss), net	(4,249)		(11,480)		7,231		(9,197)
Gain (loss) from marketable securities, net	(142)		(235)		93		(238)
Other, net	(2,125)		(951)		(1,174)		(2,265)
Total	(5,637)	(1.0)	(12,246)	(2.4)	6,609	-	(11,002)	(1.6)
Income from continuing operations before income taxes	47,054	9.1	61,320	11.9	(14,266)	(23.3)	79,525	11.5
Income taxes	(12,516)	(2.5)	(15,094)	(2.9)	2,578	-	(18,533)	(2.6)
Equity in net income (loss) of affiliated companies	7	0.0	5	0.0	2	40.0	6	0.0
Income from continuing operations	34,545	6.6	46,231	9.0	(11,686)	(25.3)	60,998	8.9
Loss from discontinued operations	-	-	(585)	(0.1)	585	-	(3,506)	(0.6)
Consolidated net income	34,545	6.6	45,646	8.9	(11,101)	(24.3)	57,492	8.3
Less: Net income attributable to noncontrolling interests	(2,891)	(0.5)	(5,173)	(1.0)	2,282	-	(5,159)	(0.7)
Net income attributable to Nidec Corporation	¥31,654	6.1	¥40,473	7.9	(¥8,819)	(21.8)	¥52,333	7.6

Notes:

1. Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the nine months ended December 31, 2010 and for the fiscal year ended March 31, 2011 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

2. Pursuant to ASC 805 "Business Combinations", the results of operations for the nine months ended December 31, 2010 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Motor Corporation completed in the three months ended March 31, 2011.

2. Results for the three months ended December 31

	Yen in millions
	Three months ended December 31				Increase or Decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Net sales	¥157,982	100.0	¥178,659	100.0	(¥20,677)	(11.6)
Cost of products sold	124,340	78.7	135,800	76.0	(11,460)	(8.4)
Selling, general and administrative expenses	12,942	8.2	13,859	7.7	(917)	(6.6)
Research and development expenses	7,553	4.8	7,269	4.1	284	3.9
Operating expenses	144,835	91.7	156,928	87.8	(12,093)	(7.7)
Operating income	13,147	8.3	21,731	12.2	(8,584)	(39.5)

Other income (expenses):
Interest and dividend income	400		272		128
Interest expenses	(64)		(103)		39
Foreign exchange gain (loss), net	901		(1,813)		2,714
Gain (loss) from marketable securities, net	(0)		(29)		29
Other, net	(553)		(347)		(206)
Total	684	0.5	(2,020)	(1.2)	2,704	-
Income from continuing operations before income taxes	13,831	8.8	19,711	11.0	(5,880)	(29.8)
Income taxes	(4,243)	(2.7)	(4,619)	(2.6)	376	-
Equity in net income (loss) of affiliated companies	3	0.0	1	0.0	2	200.0
Income from continuing operations	9,591	6.1	15,093	8.4	(5,502)	(36.5)
Loss on discontinued operations	-	-	(213)	(0.1)	213	-
Consolidated net income	9,591	6.1	14,880	8.3	(5,289)	(35.5)
Less: Net income attributable to noncontrolling interests	(466)	(0.3)	(1,421)	(0.8)	955	-
Net income attributable to Nidec Corporation	¥9,125	5.8	¥13,459	7.5	(¥4,334)	(32.2)

<Quarterly financial data for the three months ended December 31, 2011, September 30, 2011 and June 30, 2011>

	Yen in millions
	Three months ended
	June 30, 2011		September 30, 2011		December 31, 2011
	Amount	%	Amount	%	Amount	%
Net sales	¥179,073	100.0	¥182,625	100.0	¥157,982	100.0
Operating income	19,222	10.7	20,322	11.1	13,147	8.3
Income from continuing operations before income taxes	17,571	9.8	15,652	8.6	13,831	8.8
Consolidated net income	13,304	7.4	11,650	6.4	9,591	6.1
Net income attributable to Nidec Corporation	¥12,210	6.8	¥10,319	5.7	¥9,125	5.8

(3) Consolidated Statements of Cash Flows

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2011
	2011	2010

Cash flows from operating activities:
Consolidated net income	¥34,545	¥45,646	(¥11,101)	¥57,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,278	25,659	619	35,710
Loss on marketable securities, net	142	235	(93)	238
Loss on sales, disposal or impairment of property, plant and equipment	14,914	282	14,632	545
Loss recovery and gain on property, plant and equipment damaged in flood	(16,394)	-	(16,394)	-
Equity in net income of affiliated companies	(7)	(6)	(1)	(6)
Foreign currency adjustments	2,689	6,677	(3,988)	5,523
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(858)	(5,724)	4,866	3,995
Increase in inventories	(2,137)	(15,066)	12,929	(15,856)
Increase (decrease) in notes and accounts payable	(11,647)	2,864	(14,511)	(3,058)
Other	(5,376)	(4,441)	(935)	(1,499)
Net cash provided by operating activities	42,149	56,126	(13,977)	83,084
Cash flows from investing activities:
Additions to property, plant and equipment	(27,282)	(41,523)	14,241	(55,010)
Proceeds from sales of property, plant and equipment	1,507	260	1,247	960
Insurance proceeds related to property, plant and equipment damaged in flood	7,209	-	7,209	-
Purchases of marketable securities	(210)	(9)	(201)	(12)
Proceeds from sales of marketable securities	314	68	246	72
Acquisitions of business, net of cash acquired	2,502	(52,040)	54,542	(51,594)
Other	(8,340)	(951)	(7,389)	(1,358)
Net cash used in investing activities	(24,300)	(94,195)	69,895	(106,942)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	25,419	(58,917)	84,336	(63,205)
Repayments of long-term debt	(1,022)	(1,250)	228	(2,016)
Proceeds from issuance of corporate bonds	-	100,500	(100,500)	100,500
Purchases of treasury stock	(10,155)	(6,387)	(3,768)	(11,226)
Payments for additional investments in subsidiaries	(454)	(7,114)	6,660	(7,827)
Dividends paid to shareholders of Nidec Corporation	(12,399)	(11,143)	(1,256)	(11,143)
Dividends paid to noncontrolling interests	(1,444)	(1,655)	211	(1,655)
Other	68	316	(248)	336
Net cash provided by financing activities	13	14,350	(14,337)	3,764

Effect of exchange rate changes on cash and cash equivalents	(6,577)	(10,604)	4,027	(8,894)
Net (decrease) increase in cash and cash equivalents	11,285	(34,323)	45,608	(28,988)
Cash and cash equivalents at beginning of period	94,321	123,309	(28,988)	123,309
Cash and cash equivalents at end of period	¥105,606	¥88,986	¥16,620	¥94,321

4. Supplementary Information (Nine months ended December 31, 2011)

(1) Information by Product Category (unaudited)

	Yen in millions
	Nine months ended December 31, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥231,523	¥134,103	¥50,139	¥75,548	¥28,367	¥519,680	¥-	¥519,680
Intersegment	720	94	4,155	219	3,494	8,682	(8,682)	-
Total	232,243	134,197	54,294	75,767	31,861	528,362	(8,682)	519,680
Operating expenses	195,899	129,783	48,055	69,135	28,761	471,633	(4,644)	466,989
Operating income	¥36,344	¥4,414	¥6,239	¥6,632	¥3,100	¥56,729	(¥4,038)	¥52,691

	Yen in millions
	Nine months ended December 31, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥249,613	¥91,168	¥58,046	¥90,098	¥26,049	¥514,974	¥-	¥514,974
Intersegment	832	767	5,836	988	3,733	12,156	(12,156)	-
Total	250,445	91,935	63,882	91,086	29,782	527,130	(12,156)	514,974
Operating expenses	201,974	90,023	54,326	77,396	25,941	449,660	(8,252)	441,408
Operating income	¥48,471	¥1,912	¥9,556	¥13,690	¥3,841	¥77,470	(¥3,904)	¥73,566

	Yen in millions
	Three months ended December 31, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥72,276	¥41,203	¥13,523	¥20,591	¥10,389	¥157,982	¥-	¥157,982
Intersegment	188	31	1,385	97	1,163	2,864	(2,864)	-
Total	72,464	41,234	14,908	20,688	11,552	160,846	(2,864)	157,982
Operating expenses	61,842	40,489	13,774	20,017	10,165	146,287	(1,452)	144,835
Operating income	¥10,622	¥745	¥1,134	¥671	¥1,387	¥14,559	(¥1,412)	¥13,147

	Yen in millions
	Three months ended December 31, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥78,431	¥43,063	¥20,025	¥28,053	¥9,087	¥178,659	¥-	¥178,659
Intersegment	236	372	1,369	592	1,253	3,822	(3,822)	-
Total	78,667	43,435	21,394	28,645	10,340	182,481	(3,822)	178,659
Operating expenses	65,199	42,454	18,114	24,644	9,106	159,517	(2,589)	156,928
Operating income	¥13,468	¥981	¥3,280	¥4,001	¥1,234	¥22,964	(¥1,233)	¥21,731

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each Product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Japan	¥208,018	40.0	¥230,626	44.8	(¥22,608)	(9.8)
U.S.A	56,006	10.8	26,936	5.2	29,070	107.9
Singapore	24,923	4.8	22,721	4.4	2,202	9.7
Thailand	58,044	11.2	77,665	15.1	(19,621)	(25.3)
Philippines	13,311	2.5	8,301	1.6	5,010	60.4
China	111,025	21.4	109,071	21.2	1,954	1.8
Others	48,353	9.3	39,654	7.7	8,699	21.9
Total	¥519,680	100.0	¥514,974	100.0	¥4,706	0.9

	Yen in millions
	Three months ended December 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Japan	¥59,994	38.0	¥75,976	42.5	(¥15,982)	(21.0)
U.S.A	16,188	10.3	19,081	10.7	(2,893)	(15.2)
Singapore	14,234	9.0	6,134	3.4	8,100	132.1
Thailand	8,443	5.3	24,444	13.7	(16,001)	(65.5)
Philippines	5,592	3.5	2,775	1.6	2,817	101.5
China	37,468	23.7	35,531	19.9	1,937	5.5
Others	16,063	10.2	14,718	8.2	1,345	9.1
Total	¥157,982	100.0	¥178,659	100.0	(¥20,677)	(11.6)

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
North America	¥58,938	11.3	¥33,082	6.4	¥25,856	78.2
Asia	273,615	52.7	304,616	59.2	(31,001)	(10.2)
Europe	44,523	8.6	37,569	7.3	6,954	18.5
Others	6,920	1.3	2,730	0.5	4,190	153.5
Overseas sales total	383,996	73.9	377,997	73.4	5,999	1.6
Japan	135,684	26.1	136,977	26.6	(1,293)	(0.9)
Consolidated total	¥519,680	100.0	¥514,974	100.0	¥4,706	0.9

	Yen in millions
	Three months ended December 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
North America	¥17,613	11.2	¥21,550	12.1	(¥3,937)	(18.3)
Asia	78,412	49.6	97,569	54.6	(19,157)	(19.6)
Europe	15,053	9.5	13,533	7.6	1,520	11.2
Others	1,705	1.1	938	0.5	767	81.8
Overseas sales total	112,783	71.4	133,590	74.8	(20,807)	(15.6)
Japan	45,199	28.6	45,069	25.2	130	0.3
Consolidated total	¥157,982	100.0	¥178,659	100.0	(¥20,677)	(11.6)

Note: The sales are classified by domicile of the buyer and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31
	2011	2010		2011	2010		2011

Net sales	¥519,680	¥514,974	0.9%	¥157,982	¥178,659	(11.6)%
Operating income	52,691	73,566	(28.4)%	13,147	21,731	(39.5)%
Ratio of operating income to net sales	10.1%	14.3%		8.3%	12.2%
Income from continuing operations before income taxes	47,054	61,320	(23.3)%	13,831	19,711	(29.8)%
Ratio of income from continuing operations before income taxes to net sales	9.1%	11.9%		8.8%	11.0%
Net income attributable to Nidec Corporation	31,654	40,473	(21.8)%	9,125	13,459	(32.2)%
Ratio of net income attributable to Nidec Corporation to net sales	6.1%	7.9%		5.8%	7.5%
Net income attributable to Nidec Corporation stockholders per share-basic	¥229.86	¥290.46		¥66.68	¥96.52
Net income attributable to Nidec Corporation stockholders per share-diluted	¥214.87	¥283.25		¥62.30	¥90.32

Total assets	¥749,639	¥738,984					¥748,205
Nidec Corporation shareholders’ equity	342,696	343,142					355,250
Nidec Corporation shareholders’ equity to total assets	45.7%	46.4%					47.5%
Nidec Corporation shareholders’ equity per share	¥2,504.45	¥2,465.96					¥2,565.32

Net cash provided by operating activities	¥42,149	¥56,126					¥83,084
Net cash used in investing activities	(24,300)	(94,195)					(106,942)
Net cash provided by financing activities	13	14,350					3,764
Cash and cash equivalents at end of period	¥105,606	¥88,986					¥94,321

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	172
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2011	Change from December 31, 2010
Number of companies newly consolidated:	16	23
Number of companies excluded from consolidation:	2	7
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	-